Exhibit (a)(5)(E)

3M Successfully Completes Ceradyne Tender Offer; Acquisition Expected to Close Later Today

ST. PAUL, Minn. — (BUSINESS WIRE) — 3M (NYSE:MMM) announced today that its tender offer to purchase all issued and outstanding shares of common stock of Ceradyne, Inc. (NASDAQ: CRDN) at a price of $35.00 per share was successful.

The tender offer expired at 5:00 p.m., New York City time, on Tuesday, November 27, 2012.  The depositary for the tender offer has advised that, as of such time, a total of 21,093,164 shares were validly tendered and not withdrawn in the offer, representing approximately 87.7% of Ceradyne’s currently outstanding shares (or approximately 85.8% calculated on a fully diluted basis).  In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,824,343 shares that have not yet been tendered, representing approximately 7.6% of Ceradyne’s currently outstanding shares.  3M has accepted for payment all validly tendered shares.

The completion of the tender offer is the first step in 3M’s two-step acquisition of Ceradyne pursuant to the previously announced merger agreement among Ceradyne, 3M, and 3M’s wholly owned subsidiary, Cyborg Acquisition Corporation.  3M will exercise the “top-up option” under the merger agreement, pursuant to which Cyborg Acquisition Corporation will purchase from Ceradyne additional shares of Ceradyne common stock, and intends to complete the second and final step of the acquisition, a short-form merger under Delaware law, later today, pursuant to which Cyborg Acquisition Corporation will merge with and into Ceradyne and each share of Ceradyne common stock not tendered in the tender offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by 3M or Ceradyne or their respective wholly owned subsidiaries, will be converted into the right to receive $35.00 per share in cash, without interest and less any required withholding taxes. This is the same price per share paid in the tender offer.

Forward-Looking Statements

This news release contains forward-looking information about 3M’s financial results and estimates and business prospects that involve substantial risks and uncertainties. You can identify these statements by the use of words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will,” “target,” “forecast” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or business plans or prospects. Among the factors that could cause actual results to differ materially are the following: (1) worldwide economic and capital markets conditions and other factors beyond 3M’s control, including natural and other disasters affecting the operations of the Company or its customers and suppliers; (2) 3M’s credit ratings and its cost of capital; (3) competitive conditions and customer preferences; (4) foreign currency exchange rates and fluctuations in those rates; (5) the timing and market acceptance of new product offerings; (6) the availability and cost of purchased components, compounds, raw materials and energy (including oil and natural gas and their derivatives) due to shortages, increased demand or supply interruptions (including those caused by natural and other disasters and other events); (7) the impact of acquisitions, strategic alliances, divestitures, and other unusual events resulting from portfolio management actions and other evolving business strategies, and possible organizational restructuring; (8) generating fewer productivity improvements than estimated; (9) security breaches and other disruptions to 3M’s information technology infrastructure; and (10) legal proceedings, including significant developments that could occur in the legal and regulatory proceedings described in 3M’s Annual Report on Form 10-K for the year ended December 31, 2011 and its subsequent quarterly reports on Form 10-Q (the “Reports”). Changes in such assumptions or factors could produce significantly different results. A further description of these factors is located in the Reports under “Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors” in Part I, Items 1 and 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Report). The information contained in this news release is as of the date indicated. 3M assumes no obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

About Ceradyne, Inc.

Founded in 1967, Ceradyne has diversified its product lines to capture opportunities created by the growing demand for better materials performance. Ceradyne develops, manufactures and markets advanced technical ceramic products and components for defense, industrial, energy, automotive/diesel and commercial applications. Additional information can be found at Ceradyne’s website: www.Ceradyne.com.

About 3M

3M captures the spark of new ideas and transforms them into thousands of ingenious products. Our culture of creative collaboration inspires a never-ending stream of powerful technologies that make life better. 3M is the innovation company that never stops inventing. With $30 billion in sales, 3M employs 84,000 people worldwide and has operations in more than 65 countries. For more information, visit www.3M.com or follow @3MNews on Twitter.

Source: 3M

3M
Donna Fleming Runyon, 651-736-7646 (Media)
Matt Ginter, 651-733-8206 (Investors)
Bruce Jermeland, 651-733-1807 (Investors)